TRUTH AND TREASON, LLC

**SECOND AMENDED AND RESTATED
OPERATING AGREEMENT**

November 20, 2022

THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT (A) HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND WILL BE OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS; (B) MAY BE PURCHASED FOR INVESTMENT ONLY; AND (C) MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS (1) SO REGISTERED OR QUALIFIED OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS APPLIES TO SUCH DISPOSITION, THE AVAILABILITY OF WHICH IS ESTABLISHED BY AN OPINION OF COUNSEL WHICH OPINION AND COUNSEL ARE SATISFACTORY TO THE MANAGER, AND (2) THE PROVISIONS RELATED TO TRANSFERS OF SHARES SET FORTH IN THE OPERATING AGREEMENT ARE SATISFIED. ACCORDINGLY, HOLDERS OF THESE SECURITIES WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

ARTICLE I ORGANIZATION AND POWERS 2

SECTION 1.1 ORGANIZATION 2
SECTION 1.2 PURPOSES 2
SECTION 1.3 PRINCIPAL PLACE OF BUSINESS 2
SECTION 1.4 FISCAL YEAR 2

ARTICLE II MEMBERS 2

SECTION 2.1 MEMBERS 2
SECTION 2.2 ADMISSION OF NEW MEMBERS 2
SECTION 2.3 MEETINGS OF MEMBERS 3
SECTION 2.4 LIMITATION OF LIABILITY OF MEMBERS; INDEMNITY 4
SECTION 2.5 AUTHORITY 4
SECTION 2.6 NO RIGHT TO WITHDRAW 4
SECTION 2.7 RIGHTS TO INFORMATION 4
SECTION 2.8 NO APPRAISAL RIGHTS 4
SECTION 2.9 REPORTS 5
SECTION 2.10 FILINGS 5

ARTICLE III CAPITAL STRUCTURE 5

SECTION 3.1 CLASSES OF UNITS. 5

ARTICLE IV CERTAIN GOVERNANCE MATTERS 6

SECTION 4.1 CERTAIN GOVERNANCE MATTERS 6

ARTICLE V MANAGERS 7

SECTION 5.1 POWERS 7
SECTION 5.2 ELECTION AND QUALIFICATION. 7
SECTION 5.3 POWERS AND DUTIES OF THE MANAGERS 7
SECTION 5.4 RELIANCE BY THIRD PARTIES 7
SECTION 5.5 TENURE 7
SECTION 5.6 MEETINGS 7
SECTION 5.7 NOTICE OF MEETINGS 8
SECTION 5.8 QUORUM 8
SECTION 5.9 ACTION AT MEETING 8
SECTION 5.10 ACTION BY CONSENT 8
SECTION 5.11 LIMITATION OF LIABILITY OF MANAGERS; MANAGERS AND OFFICERS
            LIABILITY INSURANCE 8
SECTION 5.12 COMPENSATION OF MANAGERS 8
SECTION 5.13 DEADLOCK. 9

ARTICLE VI OFFICERS 9

SECTION 6.1 ENUMERATION 9
SECTION 6.2 APPOINTMENT 9
SECTION 6.3 QUALIFICATION 9
SECTION 6.4 TENURE 9

TABLE OF CONTENTS

SECTION 6.5 REMOVAL 9
SECTION 6.6 VACANCIES 9
SECTION 6.7 POWERS AND DUTIES 10

ARTICLE VII INDEMNIFICATION 10

SECTION 7.1 INDEMNIFICATION OF MANAGERS AND OFFICERS 10
SECTION 7.2 INDEMNIFICATION OF EMPLOYEES AND AGENTS 11
SECTION 7.3 DETERMINATION OF ENTITLEMENT 12
SECTION 7.4 ADVANCE PAYMENTS 12
SECTION 7.5 NONEXCLUSIVE NATURE OF INDEMNIFICATION 12
SECTION 7.6 INSURANCE 12
SECTION 7.7 NO DUPLICATE PAYMENTS 12
SECTION 7.8 DURABILITY 13
SECTION 7.9 AMENDMENT 13

ARTICLE VIII TRANSACTIONS WITH INTERESTED PERSONS 13

ARTICLE IX CONTRIBUTIONS TO COMPANY CAPITAL 13

SECTION 9.1 INITIAL CAPITAL CONTRIBUTIONS 13
SECTION 9.2 ADDITIONAL CAPITAL CONTRIBUTIONS 13
SECTION 9.3 NO INTEREST; NO LIABILITY FOR REPAYMENT OF OTHERS 14

ARTICLE X C-CORPORATION TAX ELECTION; NO ALLOCATIONS 14

SECTION 10.1 C-CORPORATION TAX TREATMENT ELECTION 14
SECTION 10.2 NO ALLOCATIONS OF PROFIT AND LOSS 14
SECTION 10.3 PARTNERSHIP REPRESENTATIVE FOR PARTNERSHIP TAX PERIODS OF THE
COMPANY 14

ARTICLE XI DISTRIBUTIONS 15

SECTION 11.1 DISTRIBUTION OF COMPANY FUNDS, GENERALLY 15
SECTION 11.2 INTENTIONALLY OMITTED 15
SECTION 11.3 DISTRIBUTIONS GENERALLY 15
SECTION 11.4 DISTRIBUTION UPON LIQUIDATION OR DISSOLUTION 16
SECTION 11.5 NO LIMITATION 16
SECTION 11.6 WITHHOLDING 16
SECTION 11.7 DEFINITIONS 16

ARTICLE XII TRANSFERS OF INTERESTS 17

SECTION 12.1 GENERAL RESTRICTIONS ON TRANSFER 17
SECTION 12.2 PERMITTED TRANSFERS 17
SECTION 12.3 REQUIREMENTS FOR TRANSFER 18
SECTION 12.4 RIGHT OF FIRST REFUSAL WITH RESPECT TO PREFERRED UNITS 18
SECTION 12.5 RIGHT OF FIRST REFUSAL WITH RESPECT TO COMMON UNITS 20
SECTION 12.6 EFFECT OF TRANSFER 21
SECTION 12.7 PROHIBITED TRANSFERS 21

TABLE OF CONTENTS

ARTICLE XIII DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION 21

    SECTION 13.1 DISSOLUTION...21
    SECTION 13.2 LIQUIDATION..22
    SECTION 13.3 CERTIFICATE OF CANCELLATION...23

ARTICLE XIV *INTENTIONALLY OMMITED* **23**

ARTICLE XV INVESTMENT REPRESENTATION **23**

ARTICLE XVI GENERAL PROVISIONS **24**

    SECTION 16.1 NOTICES 24
    SECTION 16.2 ENTIRE AGREEMENT 24
    SECTION 16.3 GOVERNING LAW; CONSENT TO JURISDICTION...24
    SECTION 16.4 AMENDMENT OR MODIFICATION 24
    SECTION 16.5 BINDING EFFECT 24
    SECTION 16.6 SEVERABILITY..24
    SECTION 16.7 FURTHER ASSURANCES 25
    SECTION 16.8 WAIVER OF CERTAIN RIGHTS..25
    SECTION 16.9 NOTICE TO MEMBERS OF PROVISIONS OF THIS AGREEMENT..........................25
    SECTION 16.10 THIRD PARTY BENEFICIARIES...25
    SECTION 16.11 INTERPRETATION..25
    SECTION 16.12 COUNTERPARTS..25
    SECTION 16.13 ACKNOWLEDGEMENTS. 25
    SECTION 16.14 CONFIDENTIALITY 26

SCHEDULES:

Schedule A - Members, Contributions, and Units

TRUTH AND TREASON, LLC

SECOND AMENDED AND RESTATED
OPERATING AGREEMENT

This Second Amended and Restated Operating Agreement (this "*Agreement*") is dated as of November 20, 2022 (the "*Effective Date*") is entered into by and among TRUTH AND TREASON, LLC (the "*Company*") and the persons identified as the Managers and Members on **Schedule A** attached hereto (such persons and their respective successors in office or in interests being hereinafter referred to individually as "*Manager*" or "*Member*" or collectively as "*Managers*" or "*Members*"), as such Schedule may hereinafter be amended.

A.   A company named "Truth and Treason LLC" (the "*Original Company*") was formed on October 17, 2006, as a limited liability company under the Utah Revised Limited Liability Company Act, codified in Utah Code section 48-3a-101 *et seq.* (as amended from time to time, including by the Utah Revised Uniform Limited Liability Company Act, the "*Act*").

B.   The members of the Original Company entered into an operating agreement, dated as of October 17, 2006 (the "*Original Agreement*").

C.   The Original Company was administratively dissolved effective January 27, 2015.

D.   The Company was formed by filing the Certificate (as hereinafter defined) with the Utah Department of Commerce Division of Corporations and Commercial Code on February 27, 2017, by the members of the Original Company (the same constituting the Members of the Company). Following such formation, the Members operated the Company as if the Original Agreement were the operating agreement of the Company.

E.   Effective as of October 24, 2022, the Managers and Members authorized a 250,000-for-1 unit split of the Common Units (as hereinafter defined), the Development Preferred Units (as hereinafter defined), and the Non-Development Preferred Units (as hereinafter defined).

F.   The Members executed an amended and restated operating agreement (the "*First A&R Operating Agreement*") effective October 25, 2022, to replace in its entirety the Original Agreement.

G.   As of the Effective Date, the Company made an election with the Internal Revenue Service to change the Company's classification for federal income tax purposes from a partnership to an association taxable as a corporation under the Internal Revenue Code of 1986, as amended (the "*Code*").

H.   The Members now desire to amend and restate the First A&R Operating Agreement in its entirety as set forth in this Agreement to be effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein, the parties hereby agree as follows:

ARTICLE I
ORGANIZATION AND POWERS

Section 1.1   Organization. The Company has been formed by the filing of its Certificate of Organization with the Utah Department of Commerce Division of Corporations and Commercial Code pursuant to the Act. The Certificate of Organization may be restated by the Managers as provided in the Act or amended by the Managers with respect to the address of the registered office of the Company in Utah and the name and address of its registered agent in Utah or to make corrections authorized or required by the Act. The Certificate of Organization, as amended from time to time, is referred to herein as the "*Certificate.*"

Section 1.2   Purposes. The principal business activity and purposes of the Company shall be the creation and production of a four-part limited series presently entitled Truth & Conviction (the "*Series*"). The Company may also do and engage in any and all other things and activities incident to the production, sale, development, and other exploitation of the Series and may engage in any other business or make any other transaction which the Managers, in their sole discretion, shall deem to be reasonably related to the furtherance of the foregoing purposes of the Company as a whole. However, the business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Managers otherwise determine, it shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section 1.3   Principal Place of Business. The principal office and place of business of the Company shall be as set forth in the Certificate. The agent for service of process shall be as set forth in the Certificate. The Managers may change the principal office, place of business, and agent of process of the Company at any time and may cause the Company to establish other offices or places of business.

Section 1.4   Fiscal Year. Unless otherwise required under the Code, the fiscal year of the Company shall end on December 31 in each year or such other date as the Managers may determine from time to time (the "*Fiscal Year*").

ARTICLE II
MEMBERS

Section 2.1   Members. The Members of the Company and their addresses are listed on **Schedule A**, as such schedule shall be amended from time to time by the Managers to reflect the withdrawal of Members, the admission of additional Members, transfers of Units or the issuance of additional Units pursuant to this Agreement. Except as otherwise set forth herein, the Members shall constitute a single class or group of members of the Company for all purposes of the Act.

Section 2.2   Admission of New Members. Subject to Article IV, additional persons may be admitted to the Company as Members upon such terms as are established by the Managers. New Members shall be admitted at the time when all conditions to their admission have been satisfied, as determined by the Managers, and their identity, Units and Contributions (if any) under Article IX have been established by amendment of **Schedule A**.

Section 2.3   Meetings of Members.

(a)   *Notice of Meetings.* A written notice stating the place, date, and hour of all meetings of Members shall be given by the Secretary (or other person authorized by this Agreement or by law) not less than ten (10) nor more than fifty (50) days before the meeting to each Member entitled to vote thereat and to each Member who, under this Agreement is entitled to such notice, by delivering such notice to him, her or it or by mailing it, postage prepaid, and addressed to such Member at his, her or its address as it appears in the records of the Company. Notice need not be given to a Member if action is taken under Section 2.3(e), if a written waiver of notice is executed before or after the meeting by such Member, if communication with such Member is unlawful, or if such Member attends the meeting in question, unless such attendance was for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

(b)   *Quorum.* The Members holding a majority of the Voting Units (as defined in Section 2.3(c)) at a meeting, shall constitute a quorum.

(c)   *Voting and Proxies.* For all purposes of this Agreement and under the Act, only Members holding Units designated as Voting Units (the "***Voting Units***") shall have the right to vote at a meeting or execute a written consent. The Voting Units shall be Common Units. Each Member holding Voting Units shall be entitled to a number of votes equal to the sum of his, her or its Voting Units. Members may vote either in person or by written proxy, but no proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period. Proxies shall be filed with the Secretary at the meeting, or at any adjournment thereof. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

(d)   *Action at Meeting.* When a quorum is present, any matter before the meeting shall be decided by vote of the Members having a majority of the Voting Units represented at the meeting except where a larger or different vote is required by law or by this Agreement.

(e)   *Action Without a Meeting.* Notwithstanding anything contained in this Agreement to the contrary, any action required or permitted by law to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be taken by Members having a majority of the Voting Units or such larger or different percentage of Voting Units if required by law or by this Agreement. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those holders of Voting Units who have not consented in writing.

Section 2.4 __Limitation of Liability of Members; Indemnity__. Except as otherwise provided in the Act, no Member of the Company shall be obligated personally for any debt, obligation or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company except as required by the Act or other applicable law. The Company shall indemnify, hold harmless and defend, with legal counsel selected and supervised by the Company, each Member from any loss, liability, damage cost or expense incurred or suffered by it arising out of any act performed or omitted to be performed, or alleged to have been performed or omitted, in good faith by a Member on behalf of the Company consistent with the terms of this Agreement. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such conduct constituted gross negligence, willful misconduct or fraud of the Member. A Member shall not be liable to the Company for any loss, liability, or damage suffered or incurred by the Company, directly or indirectly, in connection with the activities of a Member on behalf of the Company. Notwithstanding the foregoing, no Member is authorized to act on behalf of the Company except in accordance with an express resolution of the Managers.

Section 2.5 __Authority__. Unless specifically authorized by the Managers, no Member that is not a Manager or officer of the Company shall be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member. No Member, apart from the exercise of his, her or its rights and powers as a Member, shall take part in the control of the business of the Company, with the exception of the Managers who may also be considered a Member. No Member shall have the right to exercise creative control in regard to the production, creation, shooting, advertisement, or other exploitation of any program, motion picture, the Series, or other entertainment industry venture which is the subject of this Agreement.

Section 2.6 __No Right to Withdraw__. Except in connection with a transfer of all of a Member's Units in accordance with all applicable terms of this Agreement, no Member shall have any right to resign or withdraw from the Company without the consent of the other Members or to receive any distribution or the repayment of his, her or its Contribution except as provided in Articles XI and XIII upon dissolution and liquidation of the Company.

Section 2.7 __Rights to Information__. Members shall have the right to receive from the Company upon request a copy of the Certificate and of this Agreement, as amended from time to time, and such other information regarding the Company as is required by the Act, subject to reasonable conditions and standards established by the Managers, as permitted by the Act, which may include, without limitation, withholding or restrictions on the use of confidential information.

Section 2.8 __No Appraisal Rights__. No Member shall have any right to have his, her or its Units appraised and paid under any circumstances.

Section 2.9   Reports. Within 90 days after the end of each Fiscal Year, the Company shall (i) deliver to the Members unaudited financial statements of the Company, as of the end of such Fiscal Year; and (ii) furnish to all Members such information as may be needed to permit Members to file their federal income tax returns and any required state income tax returns. The cost of all reports delivered pursuant to this Section 2.9 shall be an expense of the Company. All reports provided to Members by the Company shall be kept confidential by the Members and shall not be divulged, in whole or in part, to any third party other than the legal and accounting advisors of the Members, except as required by applicable law.

Section 2.10   Filings. The Managers, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at the Company's expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of the Certificate and all reports required to be filed by the Company under the Act or other then current applicable laws, rules, and regulations.

ARTICLE III
CAPITAL STRUCTURE

Section 3.1   Classes of Units.

(a)   The right of Members to distributions and other amounts specified herein shall be evidenced by units of interest in the Company ("*Units*"). There shall be three (3) classes of Units, namely "*Common Units*," "*Non-Development Preferred Units*," and "*Development Preferred Units*" (such Non-Development Preferred Units and Development Preferred Units are collectively referred to as the "*Preferred Units*") that shall have the voting rights set forth in Section 2.3(c) and shall have economic rights set forth in Articles XI and XIII.

(b)   *Other Units.* Subject to Article IV, the Company's Managers may from time to time issue additional Units, equity securities, or any rights, options, warrants or convertible or exchangeable securities entitling the holders thereof to subscribe for or purchase or otherwise acquire any equity securities ("*Unit Equivalents*") to existing Members or new Members and may amend **Schedule A**, this Section 3.1, Section 5.2, the provisions of Articles IX through XI and make other necessary conforming amendments to this Agreement to designate additional classes of Units having different relative rights, powers, and preferences, including, without limitation, rights and powers that are superior and/or prior to those of existing classes of Units, or voting rights.

(c)   *Certificates.* Unless the Managers determine otherwise, the Units will not be certificated.

(d)   *Transfers.* Subject to any restrictions on transfer under this Agreement, Units may be transferred on the books of the Company by the delivery to the Company or its transfer agent of a written assignment properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

(e) *Record Holders*. Except as may otherwise be required by law or by this Agreement, the Company shall be entitled to treat the record holder of Units as shown on its books as the owner of such Units for all purposes, including the payment of distributions and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such Units, until such Units have been transferred on the books of the Company in accordance with the requirements of this Article III and in compliance with the transfer restrictions in Article XII of this Agreement. It shall be the duty of each Member to notify the Company of any change of address of such Member from that set forth on **Schedule A** hereto.

(f) *Record Date*. Unless otherwise established by the Managers, (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (ii) the record date for determining Members entitled to express consent to corporate action in writing without a meeting, when no prior action by the Managers is necessary, shall be the day on which the first written consent is expressed, and (iii) the record date for determining Members for any other purpose shall be at the close of business on the day on which the Managers adopts the resolution relating thereto.

ARTICLE IV
CERTAIN GOVERNANCE MATTERS

Section 4.1 Certain Governance Matters. The following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members have a majority of the Common Units, voting together as a separate class:

(a) Any amendment to this Agreement that would diminish the economic or voting rights of the Preferred Units or a series or class of the Preferred Units;

(b) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to all Preferred Units or a series or class of the Preferred Units with respect to distributions or on liquidation;

(c) Any merger, consolidation, or reorganization involving the Company or any sale of all or substantially all of its assets; other than a merger or reorganization entered into solely for purposes of changing the jurisdiction of the Company, in which case, consent from a majority of Managers (a "*Majority of Managers*"), is required. If the Company has only two Managers, a Majority of Managers shall constitute both Managers;

(d) Any sale of all or substantially all of the assets or equity interests of the Company;

(e) Any material investment into markets or industries that is not in connection with the production of the Series; or

(f) The dissolution or liquidation of the Company.

ARTICLE V
MANAGERS

Section 5.1   Powers. The business of the Company will be managed by Managers who may exercise all the powers of the Company except as otherwise provided by law or by this Agreement. In the event of a vacancy in the Managers, the remaining Managers, except as otherwise provided by law, may exercise the powers of the Managers until the vacancy is filled.

Section 5.2   Election and Qualification.

(a)   *Managers.* The Company shall have two (2) Managers. The Managers shall be elected by the Members having a majority of the Voting Units. To the extent not inconsistent with the Act, the Certificate, or, the express provisions of this Agreement, all of the Managers shall have the same rights, powers, and authority with respect to the Company. As of the date of this Agreement, the Managers shall be Maya Films, LLC, a Utah limited liability company and InTime Productions, LLC, a Utah limited liability company.

(b)   *Removal.* A Manager may be removed, with or without cause, by the agreement of the Members holding at least seventy-five percent (75%) of the Voting Units.

(c)   *Vacancies.* Any vacancy occurring in the Managers may be filled by the affirmative vote of a majority of the remaining Managers.

(d)   *Committees.* The Managers may establish committees consisting of certain Managers and delegate to these committees such powers and authority as the Managers deem necessary and advisable.

Section 5.3   Powers and Duties of the Managers. Subject to compliance with this Agreement, the business and affairs of the Company shall be conducted by or under the direction of the Managers, who shall have and may exercise on behalf of the Company all of its rights, powers, duties and responsibilities under Section 1.2 or as provided by law.

Section 5.4   Reliance by Third Parties. Any person dealing with the Company, the Managers or any Member may rely upon a certificate signed by two Managers as to (i) the identity of any Managers or Members; (ii) any factual matters relevant to the affairs of the Company; (iii) the persons who are authorized to execute and deliver any document on behalf of the Company; or (iv) any action taken or omitted by the Company, the Managers or any Member.

Section 5.5   Tenure. Except as otherwise provided by law or by this Agreement, Managers shall hold office until their successors are elected and qualified or until their earlier death, disability, resignation, or removal. Any Manager may resign by delivering his, her or its written resignation to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 5.6   Meetings. Meetings of the Managers may be held without notice at such time, date, and place as the Majority of Managers may from time to time determine. Meetings of the Managers may be called, orally or in writing, by one (1) or more Managers designating the time, date, and place thereof. Managers may participate in meetings of the Managers by means of conference telephone or similar electronic communications means by which all Managers participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

Section 5.7   Notice of Meetings. Notice of the time, date and place of all special meetings of the Managers shall be given to each Manager by one of the Managers calling the meeting. Notice shall be given to each Manager in person or by telephone, email or facsimile sent to his, her or its business and home address at least forty-eight (48) hours in advance of the meeting, or by written notice sent by overnight courier to his, her or its business or home address for delivery at least forty-eight (48) hours in advance of the meeting, although a lesser notice may be permitted if sufficient for the convenient assembly of the Managers at such meeting. Notice need not be given to any Manager if a written waiver of notice is executed by him, her or it before or after the meeting, or if communication with such Manager is unlawful. A notice or waiver of notice of a meeting of the Managers need not specify the purposes of the meeting.

Section 5.8   Quorum. At any meeting of the Managers, a Majority of Managers then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

Section 5.9   Action at Meeting. At any meeting of the Managers at which a quorum is present, a Majority of Managers present may take any action on behalf of the Managers, unless a larger number is required by law or by this Agreement.

Section 5.10   Action by Consent. Any action required or permitted to be taken at any meeting of the Managers may be taken without a meeting if a written consent thereto is signed by all of the Managers and filed with the records of the meetings of the Managers. Such consent shall be treated as a vote of the Managers for all purposes.

Section 5.11   Limitation of Liability of Managers; Managers and Officers Liability Insurance. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or to its Members (a) for acting in good faith reliance on the provisions of this Agreement, (b) for acting in good faith and in a manner he, she or it reasonably believed to be in or not opposed to the best interests of the Company, or (c) for breach of any fiduciary or other duty that does not involve acts or omissions not in good faith or which does not involve gross negligence or intentional misconduct. The Managers are authorized to obtain at the expense of the Company Managers' and officers' liability insurance with such coverages as the Managers believe to be appropriate.

Section 5.12   Compensation of Managers. Each Manager may receive reasonable compensation for its management and supervision of the Company's business (the "*Management Fee*"), which shall be fixed from time to time by the affirmative vote of at least seventy-five percent (75%) of the Voting Units entitled to vote. At the discretion of the Managers, the Company may hire an individual or entity to provide management services to the Company (the "*Third-Party Manager*"), which shall be entitled to the Management Fee in place of the Managers.

Section 5.13   Deadlock.

(a)   If the Managers are unable to agree with each other upon a proposed action (a "*Specific Matter*") to be taken relating to the Company's business affairs or operations, then the Managers shall submit the Specific Matter to mediation. The terms and procedure for mediation shall be arranged by the Managers.

(b)   If good-faith mediation of the dispute proves impossible after thirty (30) consecutive days or if an agreed-upon mediation outcome cannot be obtained by the Managers, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Either Manager may commence arbitration of the dispute by sending a written request for arbitration to the other Manager. The request shall state the Specific Matter to be resolved by arbitration, and, if the other Manager agrees to arbitration, arbitration shall be commenced as soon as practical after the Manager has received a copy of the written request.

(c)   Each Manager will be responsible to pay its own costs and reasonable legal fees in the arbitration. The decision of the arbitrator will be limited to a determination about the Specific Matter and will be final and binding upon the Managers and the Company. The arbitrator will have no power or jurisdiction to consider, or to rule upon, any matter affecting the Company, its business or properties, or the Managers or Members, other than the Specific Matter.

ARTICLE VI
OFFICERS

Section 6.1   Enumeration. The Company shall have such officers as are appointed from time to time by the Managers.

Section 6.2   Appointment. The officers of the Company may be appointed from time to time by a vote of a Majority of Managers.

Section 6.3   Qualification. No officer need be a Member or a Manager. Any two or more offices may be held by the same person.

Section 6.4   Tenure. Except as otherwise provided by the Act or by this Agreement, each of the officers of the Company shall hold his or her office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Company, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 6.5   Removal. The Managers may remove any officer with or without cause by a vote of a Majority of Managers.

Section 6.6   Vacancies. Any vacancy in any office may be filled by a vote of a Majority of Managers.

Section 6.7   Powers and Duties. Subject to this Agreement, each officer of the Company shall have such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Managers.

ARTICLE VII
INDEMNIFICATION

Section 7.1   Indemnification of Managers and Officers. The Company shall indemnify, to the fullest extent permitted by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment):

(a)   Any person, and his or her heirs, executors and administrators, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of any kind, whether civil, criminal, administrative, arbitrative or investigative (other than an action or suit by or in the right of the Company) by reason of the fact that he, she or it is or was a Manager or officer of the Company, or is or was serving at the request of the Company as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties, awards, costs and amounts paid in settlements of all kinds, actually and reasonably incurred by him, her or it as incurred by him, her or it in connection with, or resulting from, such suit, action, claim or proceeding if he, she or it acted in good faith and in a manner he, she or it reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his, her or its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he, she or it reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his, her or its conduct was lawful. Notwithstanding the foregoing, the Company shall indemnify any such person seeking indemnification in connection with an action, suit or proceeding initiated by such person only if the initiation and continued prosecution of such action, suit or proceeding was authorized by the Managers.

(b)   Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he, she or it is or was a Manager or officer of the Company, or is or was serving at the request of the Company as a Manager or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him, her or it as incurred by him, her or it in connection with the defense or settlement of such action or suit if he, she or it acted in good faith and in a manner he, she or it reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his, her or its duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

(c)   To the extent that a Manager or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in paragraphs (a) or (b), or in defense of any claim, issue or matter therein, he, she or it shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him, her or it and as incurred by him, her or it in connection therewith. Any such person may consult with legal or other professional counsel, and any actions taken by such person in good faith reliance on, and in accordance with, the opinion or advice of such counsel shall be deemed to be fully protected and justified and made in good faith.

Section 7.2   Indemnification of Employees and Agents. The Managers, in their discretion, may authorize the Company to indemnify:

(a)   Any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding of any kind, whether civil, criminal, administrative, arbitrative, or investigative by reason of the fact that he, she or it is or was an employee or agent of the Company, or is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties, awards, costs and amounts paid in settlements of all kinds, actually and reasonably incurred by him, her or it as incurred by him, her or it in connection with, or resulting from, such action, claim, suit, or proceeding if he, she or it acted in good faith and in a manner he, she or it reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his, her or its conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he, she or it reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his, her or its conduct was unlawful.

(b)   Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he, she or it is or was an employee or agent of the Company, or is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him, her or it as incurred by him, her or it in connection with the defense or settlement of such action or suit if he, she or it acted in good faith and in a manner he, she or it reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his, her or

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its duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

Section 7.3   Determination of Entitlement. Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, officer, employee, or agent is proper in the circumstances because he, she or it has met the applicable standard of conduct set forth in Section 7.1 or 7.2. The determination shall be made by (a) a majority vote of those Managers who are not involved in such Proceeding (the "*Disinterested Managers*"); (b) by a majority vote of the Members; or (c) if directed by a majority of Disinterested Managers, by independent legal counsel in a written opinion. However, if fewer than a majority of the Managers are Disinterested Managers, the determination shall be made by (w) two-thirds vote of a committee of one or more Disinterested Manager(s) chosen by the Disinterested Manager(s) at a regular or special meeting; (x) by the Members; or (y) by independent legal counsel in a written opinion.

Section 7.4   Advance Payments. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, only as authorized by the Managers in the specific case (including by one or more Managers who may be parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of the Manager, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he, she or it is entitled to be indemnified by the Company as authorized in this Article VII.

Section 7.5   Nonexclusive Nature of Indemnification. The indemnification provided herein shall not be deemed exclusive of any other rights to which any person, whether or not entitled to be indemnified hereunder, may be entitled under any statute, bylaw, agreement, vote of Members or Managers or otherwise, both as to action in his, her or its official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Manager, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Each person who is or becomes a Manager or officer as aforesaid shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article VII.

Section 7.6   Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him, her or it and incurred by him, her or it in any such capacity, or arising out of his, her or its status as such, whether or not the Company would have the power to indemnify him, her or it against such liability under the provisions of the Act (as presently in effect or hereafter amended) or this Agreement.

Section 7.7   No Duplicate Payments. The Company's indemnification under Section 7.1 or Section 7.2 of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (a) under any policy of insurance purchased and maintained on his, her or its behalf by the Company, (b) from such other corporation, partnership, joint venture, trust, or other enterprise, or (c) under any other applicable indemnification provision.

Section 7.8   Durability. If any provision of this Article VII shall be adjudicated invalid or unenforceable, such adjudication shall not be deemed to invalidate or otherwise affect any other provision hereof or any power of indemnity which the Company may have under the laws of the State of Utah.

Section 7.9   Amendment. No amendment or repeal of this Article VII shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE VIII
TRANSACTIONS WITH INTERESTED PERSONS

Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are partners, Managers or officers, shall be voidable solely for this reason or solely because said Manager or Member was present or participated in the authorization of such contract or transaction if the material facts as to the relationship or interest of said Manager or Member and as to the contract or transaction were disclosed or known to the other Managers and the contract or transaction was authorized by the requisite Managers as provided in Article IV. No Manager or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Manager or Member, or any other person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

The Managers shall have the unrestricted right, in the Managers' sole discretion, to co-produce the Series with any other entity and to enter into any agreement, in connection therewith, including partnership or joint venture agreement; provided however, that no such co-production or similar arrangement shall decrease or dilute the economic rights of the Units.

ARTICLE IX
CONTRIBUTIONS TO COMPANY CAPITAL

Section 9.1   Initial Capital Contributions. Each Member has made the Contributions to the capital of the Company (each a "*Contribution*") as set forth on **Schedule A**, as amended from time to time, and holds an interest in the Company represented by the Units set forth opposite the Member's name on **Schedule A**.

Section 9.2   Additional Capital Contributions. No Member or Manager shall be entitled or required to make any additional contributions to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Managers, and any borrowing from Members shall not be considered Contributions.

Section 9.3   No Interest; No Liability for Repayment of Others. No Member shall be entitled to any interest or compensation with respect to his, her or its Contribution or any services rendered on behalf of the Company except as specifically provided in this Agreement or approved by the Managers. No Member shall have any liability for the repayment of the Contribution of any other Member and each Member shall look only to the assets to the Company for return of his, her or its Contribution. Notwithstanding anything to the contrary herein, to the extent that the Contributions are not sufficient to produce the Series, the Managers shall not be required to raise additional capital for the Company.

ARTICLE X
C-CORPORATION TAX ELECTION; NO ALLOCATIONS

Section 10.1   C-Corporation Tax Treatment Election. From and after the Effective Date, the Company has elected to be treated as an association taxable as a corporation for federal income tax purposes. Pursuant to Section 2.10, the Managers shall cause the Company's applicable corporate income tax returns to be timely filed and the applicable tax liabilities to be timely paid with the appropriate taxing authorities.

Section 10.2   No Allocations of Profit or Loss; Prior Allocations. The profit and loss of the Company shall as of the date of the Company's election described in Section 10.1, no longer be directly allocated to the Members. For the avoidance of doubt, the parties agree that with respect to tax periods in which the Company was classified as a partnership for federal income tax purposes ("*Partnership Tax Periods of the Company*"), all tax allocations of profits, losses, gain, deductions, and other partnership tax items, and all tax reporting and audits by taxing authorities, shall be governed by the applicable provisions of the First A&R Operating Agreement.

Section 10.3   Partnership Representative for Partnership Tax Periods of the Company.

(a)   *Designation; Years Effective*. For the avoidance of doubt, the Managers shall designate one of the Members to serve as the "*Partnership Representative*" of the Company for Partnership Tax Periods of the Company. All authorities, duties, and obligations of the Partnership Representative provided for in this Section 10.3 shall be effective only for the Partnership Tax Periods of the Company. The Partnership Representative shall have the authority of both (i) a "tax matters partner" as provided in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 (the "*BBA*") and (ii) the "partnership representative" as provided in Code Section 6233(a) after it was amended by the BBA. A Member is eligible to serve as the Partnership Representative only if the Member has a substantial presence in the United States, within the meaning of Section 301.7701(b)-1 of the Regulations, and (1) the Member is then serving as a Manager or (2) no Member is then serving as a Manager. The Company may remove any Partnership Representative who for any reason ceases to act.

(b)   *Initial Partnership Representative*. The initial Partnership Representative shall be Maya Films, LLC. The Partnership Representative shall have the authority to

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appoint a "designated individual" as that term is used in Section 301.6223-1 of the Regulations.

(c)   *Tax Examination and Audits*. The Partnership Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority for any Partnership Tax Period of the Company, including any resulting administrative and judicial proceedings, to expend funds of the Company for professional services and costs associated therewith, and to make elections in connection therewith in his, her or its sole discretion, including under Code Section 6221(b) as amended by the BBA, to the extent applicable. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Partnership Representative in connection with audits of the Company shall be binding upon such Member and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(d)   *Tax Returns and Deficiencies*. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on any Company tax return for any Partnership Tax Period of the Company. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(e)   *Reimbursement of Expenses*. Any expenses incurred by the Partnership Representative in carrying out his, her or its responsibilities and duties under this Agreement shall be an operating expense of the Company for which the Partnership Representative will be reimbursed.

ARTICLE XI
DISTRIBUTIONS

Section 11.1   <u>Distribution of Company Funds, Generally</u>. All funds and assets of the Company which are determined by the Managers, in their sole discretion, to be available for distribution shall be distributed to the holders of Units in accordance with the priorities set forth in Sections 11.3 and 11.4 below. No Member shall be entitled to any distribution or payment with respect to his, her or its interest in the Company except as set forth in this Agreement.

Section 11.2   *Intentionally Omitted*.

Section 11.3   <u>Distributions Generally</u>. Subject to the provisions of Sections 11.1 and 11.4 and subject to the economic rights of the Units, if any, issued under Section 3.1(b), Distributable

Cash Flow and other assets of the Company determined by the Managers to be available for distribution shall be distributed on a regular basis in the discretion of our Managers and in compliance with Utah law as follows:

(a)   *First*, one hundred percent (100%) to holders of Preferred Units as a group, on a pro rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred percent (100%) of his, her or its Contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

(b)   *Second*, one hundred percent (100%) to the holders of Preferred Units a group, on a pro rata basis, until each holder of Preferred Units has been distributed a twenty percent (20%) priority return on the amount of his, her or its Contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

(c)   *Third*, one hundred percent (100%) to the Development Preferred Units as a group, on a pro rata basis, until each holder of Development Preferred Units has been distributed an additional thirty percent (30%) priority return on the amount of his, her or its Contributions with respect to his, her or its Development Preferred Units and zero percent (0%) to the holders of Non-Development Preferred Units and Common Units; and

(d)   *Fourth*, fifty percent (50%) to the holders of Preferred Units as a group, on a pro rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro rata basis.

Section 11.4   Distribution Upon Liquidation or Dissolution. In the event of the dissolution and liquidation of the Company pursuant to Section 13.1, any liquidation proceeds shall be distributed among the Members (or such Member, as appropriate) pursuant to Section 13.2.

Section 11.5   No Limitation. The provisions of this Article XI shall not be construed to limit the power and authority of the Managers to issue additional Units pursuant to Section 3.1, and, subject to compliance with Article IV, admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the provisions of Section 3.1 and this Article XI.

Section 11.6   Withholding. If the Company is required by law or regulation to withhold and pay over to a governmental agency any part or all of a distribution to a Member, the amount withheld and paid over will be considered a distribution to the Member, and if the withholding requirement pertains to a distribution, the Company will pay the amount required to be withheld to the governmental agency and promptly take such action as it considers necessary or appropriate to recover a like amount from the Member, including offset against any Distributions to which the member would otherwise be entitled.

Section 11.7   Definitions. As used in this Article XI, the following terms have the following meanings:.

(a)   "***Distributable Cash Flow***" means all cash received by the Company less the sum of the following to the extent paid or set aside by the Company: (i) payments of principal, interest, charges, and fees pertaining to the Company's indebtedness; (ii) all cash expenditures incurred incident to the operation of the Company's business; and (iii) Reserves.

(b)   "*Reserves*" means, with respect to any period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably determined by the Managers to be sufficient for debt service or other costs or expenses incident to the ownership and operation of the Company's business.

ARTICLE XII
TRANSFERS OF INTERESTS

Section 12.1   General Restrictions on Transfer. No Member may give, sell, assign, transfer, exchange, pledge or grant a security interest in or otherwise dispose of any Units (each such activity a "*Transfer*") except as provided in this Article XII and under the terms of any agreement pursuant to which the Member acquired his, her or its Units. The Company and its Managers and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this Article XII, such time as a written assignment of such Units has been received and accepted by the Managers and recorded on the books of the Company. The Managers may refuse to accept and record an assignment until the end of the next successive quarterly accounting period of the Company.

Section 12.2   Permitted Transfers. The following Transfers shall be permitted without compliance with Section 12.4 hereof, but shall be subject to the requirements of Section 12.3 hereof:

(a)   All but not less than all of a Member's Units may be transferred from time to time in connection with (i) any proceeding under the federal bankruptcy laws or any applicable federal or state laws relating to bankruptcy, insolvency, or the relief of debtors and subject to the requirements and provisions thereof, or (ii) a tax-free reorganization, merger or consolidation of the Company; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Managers.

(b)   All but not less than all of a Member's Units may be transferred from time to time to (i) the successor to such Member by way of merger, consolidation, or sale of all or substantially all of such Member's assets, or (ii) an Affiliate of a Member; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Managers. For purposes of this paragraph, an "*Affiliate*" is any person or entity that, directly or indirectly, controls or is controlled by, or is under common control with, such Member, or is a spouse, parent, sibling or lineal descendant of a Member. For the purpose of this definition, "control" (including the terms "controlling", "controlled by" and "under common control with"), as used with respect to any entity, means ownership of 50% or more of the voting securities of such entity.

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(c)   All or any portion of a Member's Units may be transferred from time to time to an entity formed for estate planning purposes for the benefit of a spouse, parent, sibling, or lineal descendant of a Member.

(d)   Nothing in this Agreement shall preclude any transactions between the Company and any Member or an Affiliate of any Member acting for its own account, provided that any services performed or products provided by the Members or any such Affiliate are services and/or products that the Managers reasonably believe, at the time of requesting such services, to be in the best interests of the Company.

Section 12.3   Requirements for Transfer. Every Transfer permitted hereunder, including Transfers permitted by Section 12.2, shall be subject to the following requirements:

(a)   The transferee shall establish that the proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including without limitation, federal or state securities laws, and that the proposed Transfer would not cause (i) the Company to be an investment company as defined in the Investment Company Act of 1940, as amended or (ii) the registration of the Company's securities under federal securities laws;

(b)   The transferee shall establish to the satisfaction of the Managers that the proposed Transfer would not (i) adversely affect the classification of the Company as an association taxable as a corporation for federal or state tax purposes, or (ii) have a substantial adverse effect with respect to federal income taxes payable by the Company, Members holding a majority of Common Units, or Members holding a majority of Preferred Units; and

(c)   The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Managers to reflect the provisions hereof, and the transferred Units shall continue to be subject to all restrictions under this Agreement. Until the foregoing requirements are met, the Company need not recognize the transferee for any purpose under this Agreement, and the transferee shall be entitled only to the rights of a transferee who is not a Member under the Act.

Section 12.4   Right of First Refusal with Respect to Preferred Units.

(a)   Subject to the requirements of Section 12.3, a Member holding Preferred Units may Transfer all or a portion of his, her or its Preferred Units if such Member (the "*Preferred Unit Offeree*") receives a written offer (a "*Preferred Unit Offer*") made in good faith by a third party (the "*Preferred Unit Offeror*") to purchase all but not less than all of the Member's Preferred Units for cash or cash equivalents, notes or other readily marketable funds or securities, and the Preferred Unit Offeree gives the Company a right of first refusal to purchase such Preferred Units on the same terms and conditions as are stated in the Preferred Unit Offer (subject to Section 12.4(c)). The Preferred Unit Offer shall be bona fide, shall be the result of arms-length negotiations between the Preferred Unit Offeree and the Preferred Unit Offeror and shall set forth the name of the Preferred Unit Offeror, the Preferred Units to be transferred, the price and other terms of the Preferred

Unit Offer and any other relevant material information available regarding the proposed Transfer. The Preferred Unit Offeree shall deliver copies of the Preferred Unit Offer to the Managers (the "***Preferred Unit Offer Notice***").

(b)   The Company shall have an option, exercisable by a Majority of Managers, to acquire all or any part of the Preferred Units being offered at the price, terms and conditions set forth in the Preferred Unit Offer Notice. The Company shall have thirty (30) days from receipt of the Preferred Unit Offer Notice by the Company in which to notify the Preferred Unit Offeree of its election to purchase all or a portion of the Preferred Units being offered.

(c)   The closing of the purchase by the Company of the Preferred Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the election to purchase has been made, as specified by the Company. At the Company's election, the Company may pay the purchase price set forth in the terms of the Preferred Unit Offer or may pay twenty percent (20%) of the purchase price to the Preferred Unit Offeree by a check or wire transfer to a bank account designated in writing by the Preferred Unit Offeree, and eighty percent (80%) of the purchase price to the Preferred Unit Offeree by the issuance and delivery of a note bearing an interest rate equal to the prime rate (as set forth in the *Wall Street Journal* on the closing date), having a term of five (5) years, calling for equal payments of principal and interest made each anniversary of the note over the term of the note, and containing other customary provisions.

(d)   If the Company fails to exercise its option (as described in Section 12.4(b)), in whole or in part, then for thirty (30) days following the expiration of such thirty (30) day period, then the Preferred Unit Offeree shall deliver the Preferred Unit Offer Notice to each Member holding Preferred Units and each Member holding Preferred Units shall have the right to purchase (on the same terms and conditions as stated in the Preferred Unit Offer Notice) the Preferred Unit Offeree's Units by giving notice to the Company of the number of Preferred Units it would like to purchase (and the Company shall then notify the Preferred Unit Offeree). In the event that Members oversubscribe for the Preferred Unit Offeree's Units, then the Preferred Unit Offeree's Units will be purchased pro rata by such Members based upon each Member's interest in the capital of the Company that is not subject to the proposed Transfer. The closing of the purchase by the Members of the Preferred Unit Offeree's Preferred Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the Members' thirty (30) day option period has expired.

(e)   If all or a portion of the Preferred Units offered by the Preferred Unit Offeree are not purchased by the Company or the non-transferring Members, the Preferred Unit Offeree may sell such Preferred Units to the Preferred Unit Offeror upon the terms and conditions set forth in the Preferred Unit Offer Notice, provided that (i) such sale is concluded within sixty (60) days after the expiration of the period in which the Members holding Preferred Units have forfeited their rights under this Section 12.4, and (ii) the Preferred Unit Offeror complies with all of the provisions of Section 12.3. If such sale is not concluded during such sixty (60) day period, the Preferred Unit Offeree may not transfer such Preferred Units unless such Preferred Unit Offeree again complies with the provisions of this Section 12.4.

Section 12.5   Right of First Refusal with Respect to Common Units.

(a)   Subject to the requirements of Section 12.3, a Member holding Common Units may Transfer all or a portion of his, her or its Common Units if such Member (the "*Common Offeree*") receives a written offer (a "*Common Offer*") made in good faith by a third party (the "*Common Offeror*") to purchase all but not less than all of the Member's Common Units for cash or cash equivalents, notes or other readily marketable funds or securities, and the Common Offeree gives the Company a right of first refusal to purchase such Common Units on the same terms and conditions as are stated in the Common Offer (subject to Section 12.5(c)). The Common Offer shall be bona fide, shall be the result of arms-length negotiations between the Common Offeree and the Common Offeror and shall set forth the name of the Common Offeror, the Common Units to be transferred, the price and other terms of the Common Offer and any other relevant material information available regarding the proposed Transfer. The Common Offeree shall deliver copies of the Common Offer to the Managers (the "*Common Offer Notice*").

(b)   The Company shall have an option, exercisable by a Majority of Managers, to acquire all or any part of the Common Units being offered at the price, terms and conditions set forth in the Common Offer Notice. The Company shall have thirty (30) days from receipt of the Common Offer Notice by the Company in which to notify the Common Offeree of its election to purchase all or a portion of the Common Units being offered.

(c)   The closing of the purchase by the Company of the Common Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the election to purchase has been made, as specified by the Company. At the Company's election, the Company may pay the purchase price set forth in the terms of the Common Offer or may pay twenty percent (20%) of the purchase price to the Common Offeree by a check or wire transfer to a bank account designated in writing by the Common Offeree, and eighty percent (80%) of the purchase price to the Common Offeree by the issuance and delivery of a note bearing an interest rate equal to the prime rate (as set forth in the *Wall Street Journal* on the closing date), having a term of five (5) years, calling for equal payments of principal and interest made each anniversary of the note over the term of the note, and containing other customary provisions.

(d)   If the Company fails to exercise its option (as described in Section 12.5(b)), in whole or in part, then for thirty (30) days following the expiration of such thirty (30) day period, then the Common Offeree shall deliver the Common Offer Notice to each Member holding Common Units and each Member holding Common Units shall have the right to purchase (on the same terms and conditions as stated in the Common Offer Notice) the Common Offeree's Units by giving notice to the Company of the number of Common Units it would like to purchase (and the Company shall then notify the Common Offeree). In the event that Members oversubscribe for the Common Offeree's Units, then the Common Offeree's Units will be purchased pro rata by such Members based upon each Member's interest in the capital of the Company that is not subject to the proposed

Transfer. The closing of the purchase by the Members of the Common Offeree's Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the Members' thirty (30) day option period has expired.

(e)   If all or a portion of the Common Units offered by the Common Offeree are not purchased by the Company or the non-transferring Members, the Common Offeree may sell such Common Units to the Common Offeror upon the terms and conditions set forth in the Common Offer Notice, provided that (i) such sale is concluded within sixty (60) days after the expiration of the period in which the Members holding Common Units have forfeited their rights under this Section 12.5, and (ii) the Common Offeror complies with all of the provisions of Section 12.3. If such sale is not concluded during such sixty (60) day period, the Common Offeree may not transfer such Common Units unless such Common Offeree again complies with the provisions of this Section 12.5.

Section 12.6   Effect of Transfer.

(a)   If the transferee is admitted as a Member or is already a Member, the Member transferring his, her or its Units shall be relieved of liability with respect to the transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability for prior distributions and unpaid Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b)   Any person who acquires in any manner any Units, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Units, including without limitation, the provisions hereof with respect to any subsequent transfer of such Units.

Section 12.7   Prohibited Transfers. Any transfer in violation of any provisions of this Agreement shall be null and void and ineffective to transfer any Units and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time transfer Units in violation of any of the provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a transfer in violation of this Agreement.

ARTICLE XIII
DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION

Section 13.1   Dissolution.

(a)   The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:

     i.   the written consent of a Majority of Managers and the requisite consent of the holders of Units set forth in Article IV;

     ii.   a consolidation or merger of the Company in which it is not the resulting or surviving entity; or

     iii.   the entry of a decree of judicial dissolution under the Act.

(b)   The Company shall not dissolve or be terminated upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member.

(c)   The Managers shall promptly notify the Members of the dissolution of the Company.

Section 13.2   <u>Liquidation</u>. Upon dissolution of the Company, the Managers shall act as its liquidating trustee or the Managers may appoint one or more Managers or Members as the liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the Company, to wind up its affairs and to make final distributions. Subject to the economic rights of the Units, if any, issued under Section 3.1, the Managers shall sell or otherwise liquidate all of the assets of the Company as promptly as practicable (except to the extent the Managers may determine to distribute any assets to the Members in kind), shall apply the proceeds of such sale and the remaining Company assets in the following order of priority:

(a)   *First*, payment of creditors, including Members and Managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b)   *Second*, to establish any reserves that the Managers deem reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Managers shall deem advisable, the balance then remaining in the manner provided in Section 13.2(c) and 13.2(d);

(c)   *Third*, to the extent the holders of Preferred Units have not been distributed an aggregate amount equal to their respective Contributions with respect to Preferred Units, one hundred percent (100%) to the holders of Preferred Units as a group, on a pro rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred percent (100%) of his, her or its Contributions with respect to his, her or its Preferred Units under Section 11.3(a) and this Section 13.2(c), and zero percent (0%) to the holders of Common Units;

(d)   *Fourth*, to the extent the holders of Preferred Units have not been distributed a twenty percent (20%) priority return on the amount of their respective Contributions with respect to their Development Preferred Units, one hundred percent (100%) to the holders of Preferred Units as a group, on a pro rata basis, until each holder of Preferred Units has been distributed a twenty percent (20%) priority return on the amount of his, her or its Contributions with respect to his, her or its Preferred Units, and zero percent (0%) to the holders of Common Units;

(e)   *Fifth*, to the extent the holders of Development Preferred Units have not been distributed an additional thirty percent (30%) priority return on the amount of their respective Contributions with respect to their Preferred Units, one hundred percent (100%) to the Development Preferred Units as a group, on a pro rata basis, until each holder of Development Preferred Units has been distributed an additional thirty percent (30%) priority return on the amount of his, her or its Contributions with respect to his, her or its Development Preferred Units, and zero percent (0%) to the holders of Non-Development Preferred Units and Common Units; and

(f)   *Sixth*, fifty percent (50%) to the holders of Preferred Units as a group, on a pro rata basis, and fifty percent (50%) to the holders of Common Units as a group, on a pro rata basis.

The costs of dissolution and liquidation shall be an expense of the Company. Until final distribution, the liquidating trustee may continue to operate the business and properties of the Company with all of the power and authority of the Managers. As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating distributions to be given to the Members.

Section 13.3   <u>Certificate of Cancellation</u>. Upon completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Managers (or such other person or persons as the Act may require or permit) shall take all actions necessary to terminate the existence of the Company.


ARTICLE XIV
INTENTIONALLY OMITTED

ARTICLE XV
INVESTMENT REPRESENTATION


Section 15.1   The parties to this Agreement agree as follows with respect to investment representations. The undersigned Members understand:

(a)   That the Company has relied upon the fact that the Units are to be held by each Member for investment;

(b)   That exemption from registration under the Securities Acts may not be available if the Units were acquired by a Member with a view to distribution;

(c)   Accordingly, each Member hereby confirms to the Company that the Member is acquiring the Units for the Member's own account, for investment and not with a view to the resale or distribution thereof;

(d)   Before acquiring Units, each Member has investigated the Company and its business, and each Member has had made available to it all information necessary for the Member to make an informed decision to acquire the Units. Each Member considers itself to be a person possessing experience and sophistication as an investor adequate for the evaluation of the merits and risks of the Member's investment in the Units; and

(e)   Each Member hereby certifies to the Company that such Person is an "accredited investor" as defined under Regulation D of the Securities Act of 1933, as amended.

ARTICLE XVI
GENERAL PROVISIONS

Section 16.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (i) three (3) days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in person or by courier, or (iii) upon receipt of a facsimile or email transmission by the recipient. Such notices, requests, and consents shall be given (x) to Members at their address on **Schedule A**, or such other address or numbers as a Member may specify by notice to the Company, or (y) to the Company or the Managers at the address of the principal office of the Company specified in Section 1.3, or at such other location as the Company shall have specified in writing to the Members as its principal office. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 16.2   Entire Agreement. This Agreement constitutes the entire agreement of the Members and the Managers relating to the subject matter set forth herein and supersedes all prior contracts or agreements with respect to such subject matter, whether oral or written.

Section 16.3   Governing Law; Consent to Jurisdiction. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF UTAH, EXCLUDING ANY CONFLICT-OF-LAWS RULES OR PRINCIPLES THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. THE PARTIES TO THIS AGREEMENT HEREBY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF UTAH IN CONNECTION WITH ANY MATTER OR DISPUTE ARISING UNDER THIS AGREEMENT OR BETWEEN THEM REGARDING THE AFFAIRS OF THE COMPANY.

Section 16.4   Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument signed by Members having a majority of the Voting Units and by a Majority of Managers; except (a) that an amendment or modification increasing any liability of a Member to the Company or its Managers or Members, or adversely affecting the limitation of the liability of a Member with respect to the Company, shall be effective only with that Member's consent, or (b) as otherwise set forth in this Agreement, including without limitation as provided under Article II, Section 3.1, Article IV, and Article XIII.

Section 16.5 <u>Binding Effect</u>. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the parties and their respective heirs, legal representatives, successors and assigns.

Section 16.6 <u>Severability</u>. In the event of a conflict between the provisions of this Agreement and any provision of the Certificate or the Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

Section 16.7 <u>Further Assurances</u>. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions, as requested by the Managers.

Section 16.8 <u>Waiver of Certain Rights</u>. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company, for an accounting, for appointment of a liquidator, or for partition of the property of the Company. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance herewith in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

Section 16.9 <u>Notice to Members of Provisions of this Agreement</u>. By executing this Agreement, each Member acknowledges that such Member has actual notice of (a) all of the provisions of this Agreement and (b) all of the provisions of the Certificate. Each Member hereby agrees that this Agreement constitutes adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice thereunder be given.

Section 16.10 <u>Third Party Beneficiaries</u>. The provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members, officers or Managers, except for Members, officers or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member, officer, or Manager.

Section 16.11 <u>Interpretation</u>. For the purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 16.12 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. A signature communicated electronically (e.g., by facsimile or as a JPEG, PDF or similar file attached to an email transmission) shall have the same force and effect as if an original signature.

Section 16.13 <u>Acknowledgements</u>. Each Manager and Member acknowledges and agrees that (a) the Company is a continuation of the Original Company; (b) prior to the date hereof, the Company has been operated as if the Original Agreement were the duly adopted operating agreement of the Company; (c) any rights that the Members had in the Original Company, and any contributions that the Members made to the Original Company, shall be deemed to have been made to the Company; and (d) to the extent any assets of the Original Company were distributed out (or were deemed to be distributed out) to the Members in connection with the dissolution, such assets were deemed to be contributed to the Company by the Members in connection with the formation thereof.

Section 16.14 <u>Confidentiality</u>. Each Manager and Member agrees that it will hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from the Company with respect to the Company's business or financial condition or otherwise. Information generally known in the industry or which has been disclosed by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Section 16.13.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

MANAGERS:

MAYA FILMS, LLC

By: [signature]
Name: Russ Kendall
Title: Manager

INTIME PRODUCTIONS, LLC

By: Matt Whitaker
Name: Matt Whitaker
Title: Manager

MEMBERS:

MAYA FILMS, LLC

By: [signature]
Name: Russ Kendall
Title: Manager

INTIME PRODUCTIONS, LLC

By: Matt Whitaker
Name: Matt Whitaker
Title: Manager

WHITAKER FAMILY INVESTMENT COMPANY

By: Jeff L Whitaker
Name: Jeff L Whitaker

By: H. Lynn Tegland
Name: Lynn Tegland

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
EXECUTION PAGE FOR TRUTH AND TREASON, LLC

MEMBER

NAME OF MEMBER: The Whitaker Family Investment Company, LLC

CLASS AND NUMBER OF PREFERRED UNITS:

_________ NON-DEVELOPMENT PREFERRED UNITS

ADDRESS: 787 Marron Way, Gardnerville NV 89460

TELEPHONE NO: 775-790-1466

TELECOPY NO: 775-782-2501

NAME OF TRUSTEE:*

ADDRESS OF TRUSTEE:*

NAME OF PLAN SPONSOR:*

ADDRESS OF PLAN SPONSOR:*

TAX ID: 20-2268365

SIGNATURE OF THE MEMBER

By: Jeff L Whitaker
Name: Jeff L Whitaker
Title: Member

* If applicable.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
EXECUTION PAGE FOR TRUTH AND TREASON, LLC

MEMBER

NAME OF MEMBER: Lynn Tegland

CLASS AND NUMBER OF PREFERRED UNITS: 62,500

225,000 NON-DEVELOPMENT PREFERRED UNITS

ADDRESS: 1243 Reser Road, Walla Walla, WA 99362

TELEPHONE NO: 509-520-4898

TELECOPY NO:

NAME OF TRUSTEE:*

ADDRESS OF TRUSTEE:*

NAME OF PLAN SPONSOR:*

ADDRESS OF PLAN SPONSOR:*

TAX ID: 526-74-0189

SIGNATURE OF THE MEMBER

By: *H. Lynn Tegland*

Name: Lynn Tegland

Title: Member

---

* If applicable.

SCHEDULE A

MEMBERS, CONTRIBUTIONS, AND UNITS

TOTAL COMMON UNITS: 25,000,000
TOTAL DEVELOPMENT PREFERRED UNITS: 812,500
TOTAL NON-DEVELOPMENT PREFERRED UNITS: 225,000
TOTAL UNITS: 26,037,500

Name and Address	Contribution	Common Units	Development Preferred Units	Non-Development Preferred Units
Maya Films, LLC	$0	12,500,000	0	0
InTime Productions, LLC	$0	12,500,000	0	0
Whitaker Family Investment Company	$300,000	0	750,000	0
Lynn Tegland	$25,000	0	62,500	0
Lynn Tegland	$225,000	0	0	225,000